May 14, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS Energy and Power Fund
File No. 814-00841

Ladies and Gentlemen:

On behalf of FS Energy and Power Fund (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following:

1.              A copy of the Company’s Fidelity Bond in the amount of $2,500,000 (the “Bond”);

2.              A copy of the resolutions approved at the April 13, 2015 meeting of the board of trustees of the Company (the “Board”) at which a majority of the trustees who are not “interested persons” of the Company as defined in Section 2(a)(19) of the 1940 Act approved the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Company; and

3.              A copy of the Joint Insured Bond Allocation Agreement, effective May 12, 2015, pursuant to Rule 17g-1(f) under the 1940 Act.

If the Company had not been named as a co-insured under the Bond, it would have maintained a single-insured bond in the amount at least equal to the amount required by Rule 17g-1(d) under the 1940 Act.

The premium was paid for the period beginning May 12, 2015 and ending May 12, 2016.

If you have any questions regarding this submission, please do not hesitate to call me at (215) 495-1150.

Very truly yours,

/s/ Stephen S. Sypherd
Stephen S. Sypherd
Corporate Secretary

Resolutions Approved at the April 13, 2015 Meeting of the Board of Trustees

APPROVAL OF FIDELITY BOND

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder require a business development company, such as the Company, to provide and maintain a bond which has been issued by a reputable fidelity insurance company authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that a majority of the trustees who are not “interested persons,” as such term is defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”) approve periodically (but not less than once every 12 months), in accordance with the provisions of Rule 17g-1, the reasonableness of the form and amount of the bond, with due consideration to, among other things, the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company; and

WHEREAS, the Board desires to authorize the President, Chief Executive Officer, Chief Financial Officer, Secretary, Executive Vice President and Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) to make the filing and give the notices required by Rule 17g-1 under the 1940 Act and negotiate, execute and deliver such documents or agreements as may be necessary to cause the renewal of the Company’s joint fidelity bond (the “Renewed Joint Fidelity Bond”), provided, that: (i) the amount of coverage of the Renewed Joint Fidelity Bond shall be computed in accordance with the schedule set forth in Rule 17g-1(d)(l) under the 1940 Act; (ii) the Renewed Joint Fidelity Bond provides at least as much coverage as the Company’s current fidelity bond, with any increase to the current coverage amount as the Authorized Officers deem necessary or appropriate; and (iii) the Renewed Joint Fidelity Bond is otherwise issued on substantially the same terms and conditions as the Company’s current fidelity bond.

NOW, THEREFORE, BE IT RESOLVED, that, having considered all factors deemed relevant by the Board, including, but not limited to: (i) the expected aggregate value of the securities and other assets of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities); (ii) the type and terms of the arrangements made for the custody of such securities and assets; (iii) the nature of securities and other investments to be held by the Company; (iv) the accounting procedures and controls of the Company; (v) the nature and method of conducting the operations of the Company and (vi) the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, the Board, including a majority of the Independent Trustees, hereby determines that the Renewed Joint Fidelity Bond, substantially in the same form and substance as the Company’s existing fidelity bond and upon substantially the terms set forth in the proposal attached hereto as Exhibit A, covering, among others, the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, having an aggregate coverage amount of at least the amount required under the 1940 Act, with any increase to such aggregate coverage amount as the Authorized Officers deem appropriate, be, and it hereby is confirmed, ratified and approved; and it is further

RESOLVED, that the portion of the premium to be paid by the Company be, and it hereby is, approved by the Board, including a majority of the Independent Trustees, taking all relevant factors into consideration including, but not limited to, the number of the other insured parties named as insureds, the nature of business activities of the other insured parties, the amount of the Renewed Joint Fidelity Bond and the amount of the premium for such Renewed Joint Fidelity Bond, the ratable allocation of the premium among the insureds, and the extent to which the share of the premium allocated to the Company is less than the premium the Company would have had to pay had such Renewed Joint Fidelity Bond not been obtained; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized and directed to cause the Company to pay its ratable allocation of the annual premium payable with respect to the Renewed Joint Fidelity Bond and to enter into and execute, on behalf of the Company, an agreement reflecting the provisions of the Renewed Joint Fidelity Bond and relating to the sharing of premiums and division of proceeds in the event of a joint fidelity loss, as required by Rule 17g-1(f) under the 1940 Act (the “Joint Insured Bond Allocation Agreement”); and it is further

RESOLVED, that the terms and conditions of the Joint Insured Bond Allocation Agreement, in substantially the form attached hereto as Exhibit B, be, and hereby are, approved and adopted in all respects, with such amendments thereto as any Authorized Officer may approve, and with approval of such further amendments evidenced by their inclusion in the Joint Insured Bond Allocation Agreement; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized and directed, in the name of and on behalf of the Company, to execute the Joint Insured Bond Allocation Agreement on behalf of the Company; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized to make filings with the SEC, in consultation with counsel to the Company, and to give notices as may be required, from time to time, pursuant to Rule 17g-l(g) and Rule 17g-l(h) under the 1940 Act; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is, authorized and directed to amend the Renewed Joint Fidelity Bond, in consultation with counsel to the Company; and it is further

RESOLVED, that the Authorized Officers be, and each of them individually hereby is authorized and directed, in the name and on behalf of the Company, to enter into, execute and deliver any agreement or other instrument, and to take all such steps, and to make all such payments, fees and remittances, as such Authorized Officer, with the advice of counsel, deems necessary, advisable or desirable or as may be required under the requirements of applicable law, including but not limited to the 1940 Act, to carry out the intent of the foregoing resolutions, such determination to be conclusively evidenced by the execution and delivery thereof; and it is further

RESOLVED, that any and all actions previously taken by the Company or any of its trustees or officers or others acting on behalf of the Company in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries):	Bond Number: 82307817

FS ENERGY AND POWER FUND	FEDERAL INSURANCE COMPANY

201 ROUSE BOULEVARD	Incorporated under the laws of Indiana
PHILADELPHIA, PA 19112	a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD:	from	12:01 a.m. on	May 12, 2015
	to	12:01 a.m. on	May 12, 2016

ITEM 2.                        LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

INSURING CLAUSE		LIMIT OF LIABILITY		DEDUCTIBLE AMOUNT
1.	Employee		$2,500,000		$0
2.	On Premises		$2,500,000		$25,000
3.	In Transit		$2,500,000		$25,000
4.	Forgery or Alteration		$2,500,000		$25,000
5.	Extended Forgery		$2,500,000		$25,000
6.	Counterfeit Money		$2,500,000		$25,000
7.	Threats to Person	$	Not Covered	$	N/A
8.	Computer System		$2,500,000		$25,000
9.	Voice Initiated Funds Transfer Instruction	$	See FTI End.	$	See FTI End.
10.	Uncollectible Items of Deposit		$2,500,000		$25,000
11.	Audit Expense		$100,000		$5,000
12.	Extended Computer Systems		$2,500,000		$25,000
13.	Automated Telephone Transaction		$2,500,000		$25,000
14.	Unauthorized Signature		$100,000		$5,000
15.	Claims Expense		$100,000		$5,000
16.	Stop Payment		$25,000		$1,000
17.	Fraudulent Transfer Instruction		$2,500,000		$25,000

ITEM 3.                        THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH: 1 - 13

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary	President

Countersigned by	May 6, 2015
Authorized Representative

ICAP Bond (5-98) - Federal

The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

Insuring Clauses

Employee

1.                   Loss resulting directly from Larceny or Embezzlement committed by any Employee, alone or in collusion with others.

On Premises

2.                   Loss of Property resulting directly from robbery, burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

In Transit

3.                   Loss of Property resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

a.                   in an armored motor vehicle, including loading and unloading thereof,

b.                   in the custody of a natural person acting as a messenger of the ASSURED, or

c.                    in the custody of a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

(1)             written records,

(2)             securities issued in registered form, which are not endorsed or are restrictively endorsed, or

(3)             negotiable instruments not payable to bearer, which are not endorsed or are restrictively endorsed.

Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)

Forgery Or Alteration

4.                   Loss resulting directly from:

a.                   Forgery on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

b.                   transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or Employee;

excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery

5.                   Loss resulting directly from the ASSURED having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

a.                   acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

(1)             bear a Forgery or a fraudulently material alteration,

(2)             have been lost or stolen, or

(3)             be Counterfeit, or

b.                   guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Counterfeit Money

6.                   Loss resulting directly from the receipt by the ASSURED in good faith of any Counterfeit money.

Threats To Person

7.                   Loss resulting directly from surrender of Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

a.                   the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

b.                   the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

Computer System

8.                   Loss resulting directly from fraudulent:

a.                   entries of data into, or

b.                   changes of data elements or programs within, a Computer System, provided the fraudulent entry or change causes:

(1)             funds or other property to be transferred, paid or delivered,

(2)             an account of the ASSURED or of its customer to be added, deleted, debited or credited, or

(3)             an unauthorized account or a fictitious account to be debited or credited.

Voice Initiated Funds Transfer Instruction

9.                   Loss resulting directly from Voice Initiated Funds Transfer Instruction directed to the ASSURED authorizing the transfer of dividends or redemption proceeds of Investment Company shares from a Customer’s account, provided such Voice Initiated Funds Transfer Instruction was:

a.                   received at the ASSURED’S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

b.                   made by a person purporting to be a Customer, and

c.                    made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items of Deposit

10.            Loss resulting directly from the ASSURED having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit which prove to be uncollectible, provided that the crediting of such account causes:

a.                   redemptions or withdrawals to be permitted,

b.                   shares to be issued, or

c.                    dividends to be paid,

from an account of an Investment Company.

In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit shall not be deemed uncollectible until the ASSURED’S standard collection procedures have failed.

Audit Expense

11.            Expense incurred by the ASSURED for that part of the cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

General Agreements

Additional Companies Included As Assured

A.                 If more than one corporation, or Investment Company, or any combination of them is included as the ASSURED herein:

(1)              The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

(2)              Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

(3)              The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

(4)              Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

(5)              If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made By Assured

B.                The ASSURED represents that all information it has furnished in the APPLICATION for this Bond or otherwise is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

Additional Offices Or Employees - Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities - Notice To Company

C.                 If the ASSURED, other than an Investment Company, while this Bond is in force, merges or consolidates with, or purchases or acquires assets or liabilities of another institution, the ASSURED shall not have the coverage afforded under this Bond for loss which has:

(1)              occurred or will occur on premises, or

(2)              been caused or will be caused by an employee, or

(3)              arisen or will arise out of the assets or liabilities,

of such institution, unless the ASSURED:

a.                   gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

b.                   obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

c.                    on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control - Notice To Company

D.                 When the ASSURED learns of a change in control (other than in an Investment Company), as set forth in Section 2(a) (9) of the Investment Company Act of 1940,the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

(1)              the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name),

(2)              the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(3)              the total number of outstanding voting securities.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And Attorneys’ Fees

E.                  The COMPANY will indemnify the ASSURED for court costs and reasonable attorneys’ fees incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

(1)              an Employee admits to being guilty of Larceny or Embezzlement,

(2)              an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

(3)              in the absence of 1 or 2 above, an arbitration panel agrees, after a review of an agreed statement of facts between the COMPANY and the ASSURED, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceeding.

If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney’s fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY’S liability for court costs and attorney’s fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney’s fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

Amounts paid by the COMPANY for court costs and attorneys’ fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

Conditions And Limitations

Definitions

1.                   As used in this Bond:

a.                   Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

b.                   Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

c.                    Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

d.                   Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

e.                    Employee means:

(1)             an officer of the ASSURED,

(2)             a natural person while in the regular service of the ASSURED at any of the ASSURED’S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

(3)             a guest student pursuing studies or performing duties in any of the ASSURED’S premises,

(4)             an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

(5)             a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED’S supervision at any of the ASSURED’S premises,

(6)             an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

(7)             a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

(8)             each natural person, partnership or corporation authorized by written agreement with the ASSURED to perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

a.                   creating, preparing, modifying or maintaining the ASSURED’S computer software or programs, or

b.                   acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

(9)             any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

The term Employee shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

a.                   which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company or of the investment advisor or underwriter (distributor) of such Investment Company, or

b.                   which is a “bank” (as defined in Section 2(a) of the Investment Company Act of 1940).

This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from Larceny or Embezzlement committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED’S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

Each employer of persons as set forth in e.(4), (5) and (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of Section 13.

Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

f.                     Forgery means the signing of the name of another natural person with the intent to deceive but does not mean a signature which consists in whole or in part of one’s own name, with or without authority, in any capacity for any purpose.

g.                    Investment Company means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

h.                   Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

i.                       Larceny or Embezzlement means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

j.                      Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers’ letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED’S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

k.                   Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

l.                       Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

m.               Subsidiary means any organization that, at the inception date of this Bond, is named in the APPLICATION or is created during the BOND PERIOD and of which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

n.                   Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

o.                   Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

p.                   Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

q.                   Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions - Applicable to All Insuring Clauses

2.                   This bond does not directly or indirectly cover:

a.                   loss not reported to the COMPANY in writing within sixty (60) days after Clauses termination of this Bond as an entirety;

b.                   loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

c.                    loss resulting from the effects of nuclear fission or fusion or radioactivity;

d.                   loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

e.                    damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

f.                     costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

g.                    loss resulting from indirect or consequential loss of any nature;

h.                   loss resulting from dishonest acts by any member of the Board of Directors or Board of Trustees of the ASSURED who is not an Employee, acting alone or in collusion with others;

i.                       loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

(1)             of any law regulating:

a.                   the issuance, purchase or sale of securities,

b.                   securities transactions on security or commodity exchanges or the over the counter market,

c.                    investment companies,

d.                   investment advisors, or

(2)             of any rule or regulation made pursuant to any such law; or

j.                      loss of confidential information, material or data;

k.                   loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clause 1.

3.                   This Bond does not directly or indirectly cover:

a.                   loss caused by an Employee, provided, however, this Section 3.a. shall not apply to loss covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of Property;

b.                   loss through the surrender of property away from premises of the ASSURED as a result of a threat:

(1)             to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

(2)             to do damage to the premises or Property of the ASSURED;

c.                    loss resulting from payments made or withdrawals from any account involving erroneous credits to such account;

d.                   loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

e.                    loss of property while in the mail;

f.                     loss resulting from the failure for any reason of a financial or depository institution, its receiver or other liquidator to pay or deliver funds or other Property to the ASSURED provided further that this Section 3.f. shall not apply to loss of Property resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

g.                    loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

h.                   loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED’s Computer System; or

i.                       loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

Specific Exclusions - Applicable To All Insuring Clauses Except Insuring Clauses 1., 4., And 5.

4.                   This bond does not directly or indirectly cover:

a.                   loss resulting from the complete or partial non-payment of or default on any loan whether such loan was procured in good faith or through trick, artifice, fraud or false pretenses; provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

b.                   loss resulting from forgery or any alteration;

c.                    loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non-Reduction And Non-Accumulation Of Liability

5.                   At all times prior to termination of this Bond, this Bond shall continue in force for the limit stated in the applicable sections of ITEM 2. of the DECLARATIONS, notwithstanding any previous loss for which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

a.                   any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

b.                   any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

c.                    all acts, other than those specified in a. above, of any one person, or

d.                   any one casualty or event other than those specified in a., b., or c. above, shall be deemed to be one loss and shall be limited to the applicable LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

All acts, as specified in c. above, of any one person which

i.                       directly or indirectly aid in any way wrongful acts of any other person or persons, or

ii.                    permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery

6.                   This Bond applies only to loss first discovered by an officer of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of an officer of the ASSURED being aware of:

a.                   facts which may subsequently result in a loss of a type covered by this Bond, or

b.                   an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company - Proof - Legal Proceedings Against Company

7.                   a.      The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed sixty (60) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

b.                   The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

c.                    Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

d.                   Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

e.                    This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

f.                     Proof of loss involving Voice Initiated Funds Transfer Instruction shall include electronic recordings of such instructions.

Deductible Amount

8.                   The COMPANY shall not be liable under any INSURING CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

Valuation

9.                   BOOKS OF ACCOUNT OR OTHER RECORDS

The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

OTHER PROPERTY

The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

Securities Settlement

10.            In the event of a loss of securities covered under this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY’S indemnity shall be:

a.                   for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

b.                   for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

c.                    for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY’S indemnity is sustained.

The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

The ASSURED shall pay the proportion of the Company’s premium charge for the Company’s indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation - Assignment - Recovery

11.            In the event of a payment under this Bond, the COMPANY shall be subrogated to all of the ASSURED’S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

a.                   first, to the satisfaction of the ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

b.                   second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim,

c.                    third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

d.              fourth, to the ASSURED in satisfaction of any loss suffered by the ASSURED which was not covered under this Bond. Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured

12.       At the COMPANY’S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

a.              submit to examination by the COMPANY and subscribe to the same under oath,

b.              produce for the COMPANY’S examination all pertinent records, and

c.               cooperate with the COMPANY in all matters pertaining to the loss.

The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination

13.       If the Bond is for a sole ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one ASSURED, other than an Investment Company:

a.              immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

b.              immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

c.               immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

If any partner, director, trustee, or officer or supervisory employee of an ASSURED not acting in collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the

ASSURED:

a.              shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

b.              within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

Other Insurance

14.       Coverage under this Bond shall apply only as excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

a.              the ASSURED,

b.              a Transportation Company, or

c.               another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

Conformity

15.       If any limitation within this Bond is prohibited by any law controlling this Bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification

16.       This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

If this Bond is for a joint ASSURED, no charge or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

FEDERAL INSURANCE COMPANY

Endorsement No:	1
Bond Number:	82307817

NAME OF ASSURED: FS ENERGY AND POWER FUND

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

FS Investment Advisor, LLC

FS2 Capital Partners, LLC

Franklin Square Holdings, L.P.

Franklin Square Holdings G.P., LLC

201 Rouse Boulevard

Philadelphia, PA 19112

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 6, 2015

By
Authorized Representative

ICAP Bond

Form 17-02-6272 (Ed. 8-04)

1

FEDERAL INSURANCE COMPANY

Endorsement No.:	2

Bond Number:	82307817

NAME OF ASSURED: FS ENERGY AND POWER FUND

EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.              By adding the following INSURING CLAUSE:

12. Extended Computer Systems

A.            Electronic Data, Electronic Media, Electronic Instruction Loss resulting directly from:

(1)         the fraudulent modification of Electronic Data, Electronic Media or Electronic Instruction being stored within or being run within any system covered under this INSURING CLAUSE,

(2)         robbery, burglary, larceny or theft of Electronic Data, Electronic Media or Electronic Instructions,

(3)         the acts of a hacker causing damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable, while stored within a Computer System covered under this INSURING CLAUSE, or

(4)         the damage or destruction of Electronic Data, Electronic Media or Electronic Instruction owned by the ASSURED or for which the ASSURED is legally liable while stored within a Computer System covered under INSURING CLAUSE 12, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy Electronic Data, Electronic Media, or Electronic Instruction in the Computer System in which the computer program or instruction so written or so altered is used.

ICAP2 Bond

Form 17-02-2976 (Ed. 1-02)

1

B.            Electronic Communication

Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

(1)         an Electronic Communication System,

(2)         an automated clearing house or custodian, or

(3)         a Telex, TWX, or similar means of communication,

directly into the ASSURED’S Computer System or Communication Terminal, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of Electronic Media to the ASSURED or during electronic transmission to the ASSURED’S Computer System or Communication Terminal.

C.            Electronic Transmission

Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

(1)         an Electronic Communication System,

(2)         an automated clearing house or custodian, or

(3)         a Telex, TWX, or similar means of communication,

directly into a Computer System or Communication Terminal of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of Electronic Media from the ASSURED or during electronic transmission from the ASSURED’S Computer System or Communication Terminal, and for which loss the ASSURED is held to be legally liable.

2

2.           By adding to Section 1., Definitions, the following:

r.                 Communication Terminal means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. Communication Terminal does not mean a telephone.

s.                Electronic Communication System means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

t.                 Electronic Data means facts or information converted to a form usable in Computer Systems and which is stored on Electronic Media for use by computer programs.

u.              Electronic Instruction means computer programs converted to a form usable in a Computer System to act upon Electronic Data.

v.              Electronic Media means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.           By adding the following Section after Section 4., Specific Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 12

This Bond does not directly or indirectly cover:

a.              loss resulting directly or indirectly from Forged, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of Electronic Data;

b.              loss of negotiable instruments, securities, documents or written instruments except as converted to Electronic Data and then only in that converted form;

c.               loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, Electronic Media failure or breakdown or any malfunction or error in programming or error or omission in processing;

d.              loss resulting directly or indirectly from the input of Electronic Data at an authorized electronic terminal of an Electronic Funds Transfer System or a Customer Communication System by a person who had authorized access from a customer to that customer’s authentication mechanism; or

e.               liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

f.                loss resulting directly or indirectly from:

(1)       written instruction unless covered under this INSURING CLAUSE; or

(2)       instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

3

4.              By adding to Section 9., Valuation, the following:

Electronic Data, Electronic Media, Or Electronic Instruction

In case of loss of, or damage to, Electronic Data, Electronic Media or Electronic Instruction used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other Electronic Data, Electronic Media or Electronic Instruction of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such Electronic Data, Electronic Media or Electronic Instruction subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

However, if such Electronic Data can not be reproduced and said Electronic Data represents Securities or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 6, 2015

By
Authorized Representative

4

FEDERAL INSURANCE COMPANY

Endorsement No.:	3

Bond Number:	82307817

NAME OF ASSURED: FS ENERGY AND POWER FUND

AUTOMATED TELEPHONE TRANSACTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.              By adding the following INSURING CLAUSE:

13.       Automated Telephone System Transaction

Loss resulting directly from the ASSURED having transferred funds on the faith of any Automated Phone System (APS) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive. In order for coverage to apply under this INSURING CLAUSE the ASSURED shall maintain and follow all APS Designated Procedures. A single failure of the ASSURED to maintain and follow a particular APS Designated Procedure in a particular APS Transaction will not preclude coverage under this INSURING CLAUSE.

2.              By adding to Section 1., Definitions, the following:

w.            APS Designated Procedures means all of the following procedures:

(1)         No APS Transaction shall be executed unless the shareholder or unitholder to whose account such an APS Transaction relates has previously elected to APS Transactions. (Election in Application)

(2)         All APS Transactions shall be logged or otherwise recorded and the records shall be retained for at least six (6) months. (Logging)

Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3)         The caller in any request for an APS Transaction, before executing that APS Transaction must enter a personal identification number (PIN), social security number and account number. (Identity Test)

If the caller fails to enter a correct PIN within three (3) attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN. The caller may either be instructed to redial a customer service representative or may be immediately connected to such a representative. (Limited attempts to Enter PIN)

ICAP Bond

Form 17-02-2345 (Ed. 10-00)

1

(4)         A written confirmation of any APS Transaction or change of address shall be mailed to the shareholder or unitholder to whose account such transaction relates, at the record address, by the end of the insured’s next regular processing cycle, but in no event later than five (5) business days following such APS Transaction. (Written Confirmation)

(5)         Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: (Access to APS Equipment)

x.              APS Election means any election concerning various account features available to the shareholder or unitholder which is made through the Automated Phone System by means of information transmitted by an individual caller through use of a Automated Phone System. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividend/capital gain options, dividend sweep, telephone balance consent and change of address.

y.              APS Exchange means any exchange of shares or units in a registered account of one fund into shares or units in an account with the same tax identification number and same ownership-type code of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested through the Automated Phone System by means of information transmitted by an individual caller through use of an Automated Phone System.

z.               APS Purchase means any purchase of shares or units issued by an Investment Company which is requested through an Automated Phone System.

aa.       APS Redemption means any redemption of shares or units issued by an Investment Company which it requested through the telephone by means of information transmitted by an individual caller through use of a Automated Phone System.

bb.       APS Transaction means any APS Purchase, APS Redemption, APS Election or APS Exchange.

cc.         Automated Phone System means an automated system which receives and converts to executable instructions transmissions through the Automated Phone System through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

3.           By adding the following Section after Section 4., Specific Exclusions-Applicable To All Insuring Clauses Except 1., 4., 5.:

Section 4.A Specific Exclusion-Applicable to Insuring Clause 13

This Bond does not directly or indirectly cover under Insuring Clause 13:

Loss resulting from:

a.              the redemption of shares or units, where the proceeds of such redemption are made payable to other than:

(1)         the shares or units of record,

(2)         a person designated to receive redemption proceeds, or

(3)         a bank account designated to receive redemption proceeds, or

b.              the redemption of shares or units, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been designated the shareholder or unitholder by voice through an Automated Phone System or in writing, at least thirty (30) days prior to such redemption, or

2

c.               the redemption of shares or units, where shareholder or unitholder of the ASSURED designated bank account of record.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 6, 2015

By
Authorized Representative

3

FEDERAL INSURANCE COMPANY

Endorsement No.:	4

Bond Number:	82307817

NAME OF ASSURED: FS ENERGY AND POWER FUND

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.              By adding the following INSURING CLAUSE:

14.       Unauthorized Signature

Loss resulting directly from the ASSURED having accepted, paid or cashed any check or Withdrawal Order made or drawn on or against the account of the ASSURED’S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

It shall be a condition precedent to the ASSURED’S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2.              By adding to Section 1., Definitions, the following:

dd.       Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge or release from pledge of the specified Uncertificated Security be registered.

ee.         Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)         not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)         of a type commonly dealt in on securities exchanges or markets, and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

ICAP Bond

Form 17-02-5602 (Ed. 10-03)

1

ff.           Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer’s account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 6, 2015

By
Authorized Representative

2

FEDERAL INSURANCE COMPANY

Endorsement No.:	5

Bond Number:	82307817

NAME OF ASSURED: FS ENERGY AND POWER FUND

CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.              By adding the following INSURING CLAUSE:

15.       Claims Expense

Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

(1)         the loss is covered under the Bond, and

(2)         the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2.              Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 6, 2015

By
Authorized Representative

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

FEDERAL INSURANCE COMPANY

Endorsement No.:	6

Bond Number:	82307817

NAME OF ASSURED: FS ENERGY AND POWER FUND

STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.              By adding the following INSURING CLAUSE:

“                  16.       Stop Payment Order or Refusal to Pay Check

Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

a.              complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

b.              refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer.”

2.              By adding the following Specific Exclusion:

“Section 4.A. Specific Exclusions — Applicable to INSURING CLAUSE 16

This Bond does not directly or indirectly cover:

a.              liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

b.              loss arising out of:

(1)         libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

(2)         sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

(3)         discrimination.”

This Endorsement applies to loss discovered after 12:01 a.m. on May 12, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 6, 2015

By
Authorized Representative

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: May 12, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	7

	To be attached to and form a part of Bond No.	82307817

Issued to: FS ENERGY AND POWER FUND

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.            The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.            The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.

1

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: May 12, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	8

	To be attached to and form a part of Bond No.	82307817

Issued to: FS ENERGY AND POWER FUND

AMEND SECTION 16 - CHANGE OR MODIFICATION ENDORSEMENT

In consideration of the premium charged, it is agreed that Section 16, Change or Modification, the first and second full paragraphs are deleted and replaced with the following:

This Bond or any instrument amending or affecting this Bond may not be changed or modified orally. No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the affected party and the Securities and Exchange Commission, Washington, D.C., by the acting party.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q06-246 (02/2008) rev.

1

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: May 12, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	9

	To be attached to and form a part of Policy No.	82307817

Issued to: FS ENERGY AND POWER FUND

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)

1

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: May 12, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	10

	To be attached to and form a part of Policy No.	82307817

Issued to: FS ENERGY AND POWER FUND

AUTOMATIC INCREASE IN LIMITS ENDORSEMENT

In consideration of the premium charged, it is agreed that GENERAL AGREEMENTS, Section C. Additional Offices Or Employees-Consolidation, Merger Or Purchase Or Acquisition Of Assets Or Liabilities-Notice To Company, is amended by adding the following subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to rule 17g-1 of the Investment Company Act of 1940 (“the Act”), due to:

(i)             the creation of a new Investment Company; or

(ii)          an increase in asset size of current Investment Companies covered under this Bond,

then the minimum required increase in limits shall take place automatically without payment of additional premium for the remainder of the BOND PERIOD.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q10-2021 (10/2010)

1

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: May 12, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	11

	To be attached to and form a part of Policy No.	82307817

Issued to: FS ENERGY AND POWER FUND

AMEND DEFINITION OF EMPLOYEE ENDORSEMENT

In consideration of the premium charged, it is agreed that the term Employee as set forth in Section 1, Definitions, of the Conditions and Limitations of this Bond is amended to include the following:

Salvatore Faia, but solely in his capacity, pursuant to a written contract, as Chief Compliance Officer to any Investment Company.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

Q13-215 (02/2013)

1

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: May 12, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	12

	To be attached to and form a part of Bond No.	82307817

Issued to: FS ENERGY AND POWER FUND

FRAUDULENT TRANSFER INSTRUCTIONS ENDORSEMENT

(For use with the ICAP bond)

In consideration of the premium charged, it is agreed that this bond is amended as follows:

(1)         The following Insuring Clause is added:

FRAUDULENT TRANSFER INSTRUCTIONS

Loss resulting directly from the ASSURED having, in good faith, transferred money on deposit in a Customer’s account, or a Customer’s Certificated Security or Uncertificated Security, in reliance upon a fraudulent instruction transmitted to the ASSURED via telefacsimile, telephone or electronic mail; provided, however, that:

A.            the fraudulent instruction purports, and reasonably appears, to have originated from:

i.                  such Customer, or

ii.               an Employee acting on instructions of such Customer, or

iii.            another financial institution acting on behalf of such Customer with authority to make such instructions; and

B.            the sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

C.            the sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee; and

D.            the instruction was received by an Employee specifically authorized by the ASSURED to receive and act upon such instructions; and

E.             for any transfer exceeding the amount set forth in paragraph (8) of this endorsement, the ASSURED verified the instructions via a call back to a predetermined telephone number set forth in the ASSURED’s written agreement with such Customer or other verification procedure approved in writing by the COMPANY; and

14-02-21330 (10/2014)

1

F.              the ASSURED preserved a contemporaneous record of the call back, if any, and the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

(2)         For the purposes of the coverage afforded by this endorsement, the following terms shall have the following meanings:

Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)         represented by an instrument issued in bearer or registered form, and

(2)         of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

Customer means any individual, corporate partnership, proprietor, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED authorizing the ASSURED to transfer Money on deposit in an account or Certificated Security or Uncertificated Security in reliance upon instructions transmitted to the ASSURED via telefacsimile, telephone or electronic mail to transmit the fraudulent instruction.

Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)         not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

(2)         of a type commonly dealt in on securities exchanges or markets, and

(3)         either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(3)         It shall be a condition precedent to coverage under this Insuring Clause that the ASSURED assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

(4)         Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, the following Exclusions are added:

A.            Loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer’s password, PIN or other security code; and

B.            Loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the internet, unless:

i.                  each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

ii.               the instruction was formatted, encoded or encrypted so that any altercation in the ACH entry or group of ACH entries would be apparent to the ASSURED.

2

(5)         Solely with respect to the Fraudulent Transfer Instruction Insuring Clause, Exclusion 2.k. is deleted and replaced with the following:

k.              loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9. or the Fraudulent Transfer Instruction Insuring Clause.

(6)         For the purposes of the Fraudulent Transfer Instruction Insuring Clause, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved.

(7)         For the purposes of the Fraudulent Transfer Instruction Insuring Clause, the Single Loss Limit of Liability shall be $2,500,000. The Deductible Amount shall be $ 25,000.

(8)         The amount of any single transfer for which verification via call back will be required is: $ 25,000.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

3

	ENDORSEMENT/RIDER

Effective date of this endorsement/rider: May 12, 2015	FEDERAL INSURANCE COMPANY

	Endorsement/Rider No.	13

	To be attached to and form a part of Bond No.	82307817

Issued to: FS ENERGY AND POWER FUND

AMEND DEFINITION OF FORGERY ENDORSEMENT

In consideration of the premium charged, it is agreed that the definition of Forgery set forth in Section 1, Definitions, of the Conditions and Limitations of this bond is deleted and replaced with the following:

Forgery means:

(1)      affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with the intent to deceive; or

(2)      affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

14-02-21353 (11/2014)

1

Joint Insured Bond Allocation Agreement

THIS JOINT INSURED BOND ALLOCATION AGREEMENT (this “Agreement”), effective as of the 12th day of May, 2015, by and among FS Energy and Power Fund (“FSEP”), a business development company regulated under the Investment Company Act of 1940, as amended (the “1940 Act”), FS Investment Advisor, LLC, an investment adviser registered with the Securities and Exchange Commission (the “SEC”), which provides investment management services to FSEP, Berwyn Funding LLC, Energy Funding LLC, EP Altus Investments, LLC, EP Funding LLC, FSEP Term Funding, LLC, EP American Energy Investments, Inc., EP Burnett Investments, Inc., EP Synergy Investments, Inc., FSEP-BBH, Inc., FSEP Investments, Inc., Gladwyne Funding LLC, Strafford Funding LLC, Wayne Funding LLC, Franklin Square Holdings, L.P., Franklin Square Holdings, G.P., LLC and FS2 Capital Partners, LLC (collectively, the “Insureds”).

WHEREAS, pursuant to the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder (“Rule 17g-1”), FSEP is required to maintain a bond issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, against larceny and embezzlement, covering certain officers and employees of FSEP; and

WHEREAS, the Insureds have entered into a joint insured bond with Chubb Group of Insurance Companies, in accordance with Rule 17g-1 (such joint insured bond as it is currently executed and as it may be amended from time to time, hereinafter, the “Bond”); and

WHEREAS, the Insureds, in order to be covered jointly under the Bond, are required by Rule 17g-1 to be parties to an agreement that establishes the criteria by which the premiums and any recoveries under the Bond shall be allocated among them.

NOW, THEREFORE, it is agreed as follows:

1.                                      Amount of Coverage Maintained.  The amount of fidelity coverage under the Bond shall at all times be at least equal to the sum of: (a) the total amount of coverage that FSEP would have been required to provide and maintain individually pursuant to the schedule set forth in paragraph (d)(1) of Rule 17g-1 had FSEP not been a named insured under the Bond, plus (b) the amount of each bond which each other named insured would have been required to provide and maintain pursuant to federal statutes or regulations had it not been named as an insured under the Bond (such amounts, respectively, the “minimum coverage requirement” for each Insured). The amount of fidelity coverage under the Bond shall be approved not less than every twelve months by the Board of Trustees of FSEP, including a majority of those trustees who are not “interested persons” of FSEP, as defined by Section 2(a)(19) of the 1940 Act (the “Independent Trustees”).

2.                                      Allocation of Recovery.  In the event an actual pecuniary loss is suffered by any two or more of the Insureds under circumstances covered by the Bond, any recovery under the Bond shall be allocated among such Insureds as follows:

a.                                      If the total amount of coverage provided under the Bond exceeds or is equal to the amount of the combined total loss suffered by the Insureds suffering the loss, then each such Insured shall be entitled to recover the amount of its actual loss.

b.                                      If the amount of loss suffered by each Insured suffering loss exceeds its minimum coverage requirement as set forth in Section 1 hereof and the amount of such Insureds’ combined actual losses exceeds the total amount of coverage under the Bond, then each such Insured shall be entitled to recover (i) its minimum coverage requirement, and (ii) to the extent there exists any excess coverage, the proportion of such excess coverage that its minimum coverage requirement bears to the amount of the combined minimum coverage requirements of the Insureds suffering actual loss; provided, however, that if the actual loss of any such Insureds is less than the sum of (i) and (ii) above, then such difference shall be recoverable by the other Insured or Insureds in proportion to their minimum coverage requirements.

c.                                       If (i) the amount of actual loss suffered by any Insured is less than or equal to its minimum coverage requirement, (ii) the amount of actual loss of another Insured or other Insureds exceeds its or their minimum coverage requirements, and (iii) the amount of the combined actual losses of the Insureds exceeds the total amount of coverage provided under the Bond, then any Insured that has suffered an amount of actual loss less than or equal to its minimum coverage requirement shall be entitled to recover its actual loss. If only one other Insured has suffered actual loss, it shall be entitled to recover the remainder of the coverage under the Bond. If more than one Insured has suffered actual loss in excess of the remaining coverage, then they shall allocate such remaining amount of coverage in accordance with paragraph (b) of this section 2.

3.                                      Allocation of Premiums.  No premium shall be paid under the Bond unless the Board of Trustees of FSEP, including a majority of the Independent Trustees, shall approve the portion of the premium to be paid by FSEP on behalf of each Insured. The premium payable on the Bond shall be allocated between the Insureds as determined in the sole discretion of the Board of Trustees of FSEP.

4.                                      Amendment.  This Agreement may not be modified or amended in any manner except by written agreement executed by the parties hereto.

5.                                      Filing with the Commission.  A copy of this Agreement, and any amendment thereto, shall be filed with the SEC within 10 days after receipt by FSEP of an executed copy of the Bond.

6.                                      Governing Law.  This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of New York.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the Insureds have caused this Agreement to be executed as of the day and year first written above.

FS Energy and Power Fund
By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

FS Investment Advisor, LLC
By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

Berwyn Funding LLC
By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

EP Funding LLC
By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

EP Altus Investments, LLC
By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

FSEP Term Funding, LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

Energy Funding LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

Franklin Square Holdings, L.P.
By:	Franklin Square Holdings, G.P., LLC, its General Partner

	By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

Franklin Square Holdings, G.P., LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

FS2 Capital Partners, LLC

By:	/s/ Lance Murphy
Lance Murphy
President

EP American Energy Investments, Inc.

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

EP Burnett Investments, Inc.

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

FSEP Investments, Inc.

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

EP Synergy Investments, Inc.

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

FSEP-BBH, Inc.

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

Gladwyne Funding LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

Strafford Funding LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President

Wayne Funding LLC

By:	/s/ Gerald F. Stahlecker
Gerald F. Stahlecker
Executive Vice President